Filed Pursuant To Rule 433

Registration No. 333-203585

August 13, 2015

WORLD GOLD COUNCIL

Gold Demand Trends
Second quarter 2015

August 2015

Key changes

Tonnes	Year-on-year	Year-to-date
Gold demand	↓ -12%	↓ -6%
Jewellery	↓ -14%	↓ -8%
Technology	↓ -1%	↓ -1%
Investment	↓ -11%	↓ -3%
Central banks and other institutions	↓ -13%	↓ -6%
Supply	↓ -5%	↓ -3%

Source: Metals Focus; World Gold Council

Contents

Key themes of Q2 2015 02
Demand disrupted during difficult quarter… 02
…but a smoother path lies ahead 05
Market commentary 06
Jewellery 06
Investment 10
Central banks and other institutions 13
Technology 15
Supply 16
Gold demand statistics 18
Notes and definitions 26

Contributors

Louise Street
louise.street@gold.org
Krishan Gopaul
krishan.gopaul@gold.org
Mukesh Kumar
mukesh.kumar@gold.org
Carol Lu
carol.lu@gold.org
Alistair Hewitt
Director, Market Intelligence
alistair.hewitt@gold.org

www.gold.org

Testing times for gold

Gold demand dropped 12% to a six-year low of 914.9 tonnes in a challenging quarter. Despite pockets of strength, demand was down in all sectors. Supply declined by 5% year-on-year.

Key themes of Q2 2015 (more detail page 2-4)

Consumer demand falls in India and China. These markets accounted for almost half the fall in global demand.

Eurozone issues bolster local investment. Investors in Europe focussed on issues close to home as the Greek crisis dominated the headlines.

Facing forward: H2 outlook. Prospects for the remainder of the year are more encouraging, with consumers responding to the recent price drop.

Featured Q2 2015 Chart

Gold demand in the first six months, by category

On a half-yearly basis, the year-on-year decline in global gold demand was a more modest 6%.



Tonnes
3,500
3,000
2,500
2,000
1,500
1,000
500
0
-500
-1,000
H1'10
H1'11
H1'12
H1'13
H1'14
H1'15
Jewellery
Technology
Total bar and coin demand
ETFs and similar products
Central banks and other institutions

Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council

Key themes of Q2 2015

Demand disrupted during difficult quarter…

Jewellery demand came under pressure from negative consumer sentiment, while investment was a casualty of directionless prices and stock market gains.

Gold prices were largely directionless between March and June. This was both the cause and effect of weak demand. In US dollar terms, gold traded within a narrow US$70 range. Volatility was just 13%, compared with its 5-year average of 18%. Such sideways price movement meant that consumers in a number of markets were discouraged from buying gold as they were uncertain as to whether there would be an opportunity to buy at lower levels.

In volume terms, the jewellery sector faced the biggest decline in demand – Q2 was down 81.1 tonnes (t) year-on-year. The fall was chiefly due to the weakness in the key markets of India and China, both of which were dictated by market-specific issues.

Table 1: Data highlights for Q2 2015 (see full details on pages 18 – 25)

	Tonnes				US$mn			
	Q2'14	Q2'15	5-year average	Year-on-year change	Q2'14	Q2'15	5-year average	Year-on-year change
Demand								
Gold demand	1,038.0	914.9	1,118.7	↓ -12%	42,995.1	35,072.5	51,902.8	↓ -18%
Jewellery	594.5	513.5	574.2	↓ -14%	24,627.6	19,684.7	26,345.0	↓ -20%
Technology	86.3	85.5	96.7	↓ -1%	3,575.3	3,277.5	4,462.9	↓ -8%
Investment	199.9	178.5	327.3	↓ -11%	8,280.6	6,842.9	15,443.0	↓ -17%
Total bar and coin	237.8	201.4	334.6	↓ -15%	9,851.9	7,720.9	15,613.9	↓ -22%
ETFs and similar products	-37.9	-22.9	-7.2	- -	-1,571.3	-878.1	-170.8	- -
Central banks and other institutions	157.2	137.4	120.5	↓ -13%	6,511.7	5,267.4	5,651.8	↓ -19%
Consumer demand in selected markets								
India	204.9	154.5	229.3	↓ -25%	8,488.9	5,922.1	10,603.3	↓ -30%
China	224.1	216.5	237.9	↓ -3%	9,283.7	8,299.5	10,969.3	↓ -11%
Middle East	83.3	63.5	80.0	↓ -24%	3,451.9	2,433.6	3,674.0	↓ -29%
United States	36.6	37.9	46.8	↑ 3%	1,516.6	1,452.2	2,157.1	↓ -4%
Europe ex CIS	53.7	61.1	88.0	↑ 14%	2,223.3	2,343.0	4,069.7	↑ 5%
Supply								
Total supply	1,085.8	1,032.6	1,105.5	↓ -5%	44,975.6	39,586.3	51,054.0	↓ -12%
Total mine supply	813.2	781.6	736.7	↓ -4%	33,686.6	29,962.1	33,849.8	↓ -11%
Recycled gold	272.5	251.1	368.8	↓ -8%	11,288.9	9,624.2	17,204.2	↓ -15%
Gold price								
LBMA Gold Price (US$/oz)	1,288.4	1,192.4	-	↓ -7 %	-	-	-	-

Source: Metals Focus; GFMS, Thomson Reuters; ICE Benchmark Administration; World Gold Council

Gold Demand Trends | Second quarter 2015 02

Comparing H1 2015 to H1 2014, Indian jewellery demand fell just 3%. But the decline was more dramatic when we look at the second quarter. The 23% year-on-year fall in Q2 jewellery demand can largely be traced to the unseasonal rainfall that damaged crops in Q1 and the consequent impact on incomes among the all-important rural population. Additionally, a relative dearth of auspicious days for marriages in June and July hit wedding-related demand in Q2. Wedding purchases are usually made 2-3 months in advance of the event, which meant that this element of demand was unusually slow during the second quarter. See Jewellery for further detail. Jewellery demand in China dropped 5%. Continued economic slowdown and severe fluctuations in the domestic stock market knocked consumer sentiment. The consumer environment in China has been overshadowed by the deceleration in domestic GDP growth and the jewellery market has been a notable casualty of this trend; the decline in network expansion into Tier 3 and 4 cities1 by jewellery retail chains bears witness to this. Stock market turbulence also impeded demand. On the one hand, rallying equities drew attention away from discretionary purchases of items such as gold jewellery (a phenomenon we discussed in Gold Demand Trends, First quarter 2015) as consumers poured disposable income into chasing stocks higher. On the other hand, the sharp reversal in stock markets in late June damaged sentiment, wiping out the capital gains made by late joiners to the rally and leaving consumers less inclined to spend their disposable income on jewellery, among other things. 1 Chinese cities are divided into four (sometimes five) tiers depending upon various economic, political and social factors. For more information, please see World Gold Council, China: progress and prospects, April 2014. Gold Demand Trends | Second quarter 2015 03

European investors turn to gold at time of crisis The effect of localised issues driving demand was clearly apparent in European investment trends. Gold investors in Europe – in both retail and institutional camps – adopted a more positive stance towards gold than those in most other markets (Chart 1). Demand for bars, coins and ETFs was boosted by the Greek crisis and the possible threat to the stability of the euro area. The positive impact on gold investment was confined to European markets, as they were the most likely to be directly affected by any contagion. Outside of Europe, investors did not seem to view the risks associated with Greece as systemic. Bar and coin demand for the region expanded by 7.3t, compared with average declines of 1.7t across all other markets. Patterns of ETF demand in Europe were similarly telling. After marginal inflows during the first quarter (+0.3t) as the Greek crisis began to re-emerge, investment in European ETFs increased by 6.6t during the second quarter as it built towards its July crescendo. This outperformed the ETF universe as a whole, which saw modest outflows of just under 23t in Q2. Chart 1: Re-emergence of Greek crisis has seen investors turn to gold • European investors increased their gold exposure as the situation in Greece deteriorated. • German gold ETFs had net inflows during both Q1 and Q2, similar to when the European debt crisis started to unfold in 2010-2011. • The positive effect on investment demand was localised as investors in other markets did not see the crisis posing a systemic risk. Tonnes 250 200 150 100 50 0 -50 -100 -150 -200 -250 H1’12 H2’12 H1’13 H2’13 H1’14 H2’14 H1’15 European bar and coin demand European ETF demand European investment demand Source: Metals Focus; GFMS, Thomson Reuters; Respective ETF/ETC providers; World Gold Council Gold Demand Trends | Second quarter 2015 04

…but a smoother path lies ahead Second half evolution and outlook In the initial weeks of the third quarter, the gold market has witnessed some significant developments; notably, a sharp decline in the gold price and an announcement by the People’s Bank of China (PBoC) of a 604t addition to its gold reserves. The long-awaited announcement by the PBoC that it had increased its gold reserves was a significant event and finally confirmed what many in the market have long suspected – that it has continued to build its holdings of gold. The increase brings China’s total reported gold reserve holdings to 1,658t (Chart 2). While some may feel the increase was low-field, the number was in line with our expectation.2 The PBoC’s announcement is, in our view, supportive for the gold market: it reinforces gold’s position as a key reserve asset in helping central banks to diversify away from the US dollar. The bank confirmed that they purchase gold through a variety of channels, and reiterated its position that China ‘holds gold through its people’ – tacit encouragement for Chinese consumers to build their ownership. Gold’s price drop, from US$1,134.14/oz to US$1,086.18/oz, is discussed in our recent Market commentary. It explains the mechanics of the fall and provides broader context to the dynamics within, and key drivers of, the gold market. After a relatively subdued H1, there are reasons for cautious optimism for the remainder of the year. Importantly, from the perspective of consumers in price-sensitive markets, falls in the gold price can be a strong buy signal. Lower prices in markets across Asia and the Middle East often trigger purchases and interest has already been reported across a number of these. The onset of the festival and wedding season in India in Q4 suggests healthy prospects for jewellery demand for the remainder of the year, with the caveat that this assumes normal monsoon rainfall. And there are tentative signs that the recent drop in gold prices has lifted appetite for gold in both China and India, with interest having picked up a little following the price fall. Chart 2: Significant increases in China’s gold reserves announced early in Q3 • In July, China’s central bank announced that it had increased its gold reserves by 604 tonnes since 2009. • The 57% increase confirms that China views gold as playing a key role in its strategy of diversification away from the US dollar. • But there is plenty of scope for further increases: gold still accounts for less than 2% of China’s total reserves. 1,800 +604.0 1,658.1 1,600 1,400 1,200 +454.1 1,000 800 +99.2* 600 +105.8 395.0 400 200 0 Nov 2001 Nov 2002 Dec 2002 Apr 2009 Jun 2015 Jun 2015 Gold reserves Tonnage change *Includes -0.6t change from November 2002. Source: IMF IFS; People’s Bank of China; ICE Benchmark Administration; World Gold Council 2 World Gold Council, Understanding China’s gold market, July 2014. Gold Demand Trends | Second quarter 2015 05

Market commentary

Jewellery

Weakness across Asia and the Middle East fed through to a 14% contraction in global jewellery. Difficulties faced by India's rural population had a marked impact.

Tonnes	Q2'14	Q2'15	Year-on-year change	Year-to-date change
World total	594.5	513.5	↓ -14%	↓ -8%
India	152.6	118.0	↓ -23%	↓ -3%
China	184.6	174.4	↓ -5%	↓ -6%

Total jewellery demand amounted to 513.5t in the second quarter, a reduction of 14% compared with Q2 2014. Declines were widespread across Asian and Middle Eastern markets. Positive demand among Western consumers provided some respite.

Demand for the year-to-end June reached 1,116.9t – just 2% below the five-year average for 2010 - 2014 (1,144.8t). On a year-on-year basis, H1 demand was down 8%.

Extreme weather dented sentiment among rural Indian consumers

The 81t decline in overall jewellery demand was chiefly due to a weak quarter in India. Extreme weather patterns overshadowed second quarter demand and had a direct impact on incomes among the all-important rural population (who account for more than half of Indian gold demand). Crops were damaged in Q1 by a combination of heatwaves in some areas and unseasonal rain and hailstorms in others. The impact on incomes was echoed in other consumer segments that are heavily dependent on rural demand, notably tractors and motorcycles, sales of which have slumped in recent months. Coupled with rising rural inflation rates and the government's decision to trim the prices at which it purchases rice and wheat from farmers, incomes in these areas have been doubly squeezed.

Demand among urban consumers proved more resilient. This rural/urban disparity was reflected in sales patterns across the jewellery sector. Jewellery demand at some high-end, branded chain stores in larger cities saw modest year-on-year growth. This contrasted with sizable losses suffered by small, independent jewellers in Tier 2 cities[3] and below. We can see evidence of this in company reports. At the conference call discussing their results for the April – June quarter, jewellery retailer Titan Company declared that it had been one of the toughest quarters for the company as sentiment was so weak: jewellery sales volumes dropped 10% year-on-year. Notably, their Goldplus range – designed for 'semi-urban and rural' Indian customers – was one of the poorest performing areas, with the value of like-for-like sales down 24% year-on-year.

Indian wedding-related demand was weaker in the second quarter. The Hindu calendar this year has no auspicious days for marriages between 11 June and 1 November, compared with 2014 which saw the auspicious period run through to early July. Given that wedding purchases are usually made in advance of the event, this hit second quarter demand. The wedding season resumes in November, which suggests that the market will see a pick-up in such purchases towards the end of the current quarter. It is important to note that while wedding-related demand may be affected by such quarterly fluctuations, total annual purchases should not be affected; the overall number of marriages will not decline, but will simply be condensed into a smaller number of auspicious days.

The local gold price was a clear indicator of the weakness in Indian gold demand in Q2. Prices in India traded at a discount to the international price for much of May and June, reaching as much as US$10/oz towards the end of the quarter as demand failed to soak up sizable gold imports. Consequently, the amount of gold being brought in through unofficial channels fell by over a third – a response to slack demand and discounted local prices offering less of a reward for the risks associated with smuggling.

3 The RBI classifies Indian cities in Tiers according to population size. Tier 2 cities are those with a population of between 50,000 and 99,999: https://rbidocs.rbi.org.in/rdocs/content/pdfs/77MBA020712_4.pdf

Gold Demand Trends | Second quarter 2015 06

Imports in April and May overshot demand considerably: jewellery manufacturers and wholesalers had anticipated healthier levels of demand. Much of the surplus gold is currently languishing in bloated inventories, waiting to be absorbed as demand picks up in H2. An interesting trend is the rapid growth of doré as a proportion of imports; this element of gold imports grew five-fold over the year, from 9.2t in Q2 2014 to 55.8t. This may have been driven by refiners actively seeking out supplies of doré to make the most of the difference between duties on doré and bullion imports. In any case, the groundswell of these imports have contributed to the inventory overhang in the market.

Looking at Indian jewellery demand on a half-yearly basis, the net impact is a modest decline of just over 7t. With Diwali heralding the onset of the Q4 wedding season in mid-November, the prospects for H2 are supportive – particularly with the local gold price having dropped substantially in recent weeks. A risk to this scenario is the monsoon rainfall, which is projected by the meteorological department to be below normal for the second consecutive year. Although research by India Ratings and Research[4] suggests that the government has a strategy to minimise agricultural losses in the case of a deficient monsoon, the central bank has identified a shortfall in monsoon rains as a key risk to its inflation outlook.[5]

China cracks: decelerating GDP growth and stock market fluctuations hurt sentiment

Chinese demand sank 5% to 174.4t in the second quarter. This equated to a 6% drop in first half demand – to 395.6t from 420.6t. As discussed in *Key Themes*, the domestic economic backdrop and stock market volatility both contributed to reduced demand.

Demand for 24 carat 'pure' gold was worst affected, while 18 carat jewellery was contrastingly resilient. Mirroring the pattern seen in India, China's large retail brands were far better able to withstand the slowdown, which was concentrated among smaller, secondary retailers.

Chart 3: Slowing economic growth has affected Chinese consumer sentiment and gold

- GDP growth in China has slowed markedly over the last couple of years.
- Consumer sentiment has responded in kind and the impact on gold demand was notable in the second quarter.



Tonnes
Index level
350
300
250
200
150
100
50
0
126
124
122
120
118
116
114
112
110
108
106
104
Q1'12
Q3'12
Q1'13
Q3'13
Q1'14
Q3'14
Q1'15
Jewellery demand
Sentiment indicator (rhs)

Source: Metals Focus; GFMS, Thomson Reuters; Westpac MNI; World Gold Council

4 India Ratings and Research, *Monsoon and agriculture*, 19 June 2015.
5 Reserve Bank of India, *Second Bi-monthly Monetary Policy Statement*, 2015-16: https://rbi.org.in/Scripts/BS_PressReleaseDisplay.aspx?prid=34073

Gold Demand Trends | Second quarter 2015 07

For much of the quarter, Chinese stock markets continued to rally – the Shanghai Composite Index surged to 7-year highs in June. This again drew consumer’s attention away from gold jewellery. However, when equities took a turn for the worse and fell sharply in June, the reverse was not the case. In fact, the negative effect on jewellery demand was compounded by the detrimental impact on sentiment among consumers (Chart 3). The Chinese jewellery industry faced a challenging time as manufacturers and retailers chased a smaller pool of consumers, leading to excess capacity. Such increased competition has forced a number of small workshops to close and many wholesalers are facing debt problems, with banks tightening up their lines of credit to the jewellery industry. This partly helps to explain the increased market share of 18 carat jewellery as manufacturers reallocated resources towards promoting this higher-margin product. Mixed results across Asia broadly cancelled out Among the smaller Asian markets, demand was mixed: weakness in Thailand was a reaction to continued economic contraction following last year’s military coup, which has eroded consumer confidence. Malaysia’s introduction of a 6% Goods and Services Tax in April caused demand to drop to its lowest quarterly total since 2011. In contrast, demand in Japan edged higher, aided at the margin by higher numbers of Chinese tourists. Demand grew 0.2t, reversing the year-earlier decline which was triggered by an increase in Value Added Tax (VAT). Vietnam outperformed the rest of the region with a 22% year-on-year jump. Lower prices triggered buying interest. Improved GDP growth – a boon to consumer sentiment – offered further support. First half demand across these markets was broadly neutral, with the exception of strong (20%) growth in Vietnam and an opposite 18% contraction in Singapore. Turkish consumers priced out by near-record lira gold In Turkey, currency depreciation pushed local prices out of reach of many consumers. The local price reached its highest levels for almost four years as the surprise election result sent the lira plummeting. Recycling volumes normalised, however, following the spike seen in the previous quarter. Negative forces dominate Middle Eastern demand Turning the spotlight to the Middle East, the second quarter was a period of widespread weakness. Consumers in Iran battled a raft of negative forces, including: an increase in VAT, lower oil prices, currency weakness and international economic sanctions. With regards to the latter, the lifting of sanctions sparked an improvement in demand in recent weeks, which was evident in premiums rising close to US$22/oz, although the higher VAT burden and weak oil prices remain headwinds. Jewellery demand in the UAE slid 22%, with losses attributed to lower spending by European tourists (on the back of the weaker euro) and regional geo-political tensions. The timing of Ramadan – encroaching further into Q2 compared with last year – was a further obstacle. Gold Demand Trends | Second quarter 2015 08

US jewellery demand remains on gentle upward course The atmosphere in Western gold jewellery markets was more positive. The US remains a slow and steady engine for jewellery demand, posting another small (2%) year-on-year increase in demand. Consumers were encouraged by lower prices, as verified by an 11% year-on-year rise in gold jewellery imports for April and May.6 The rolling four-quarter total of US jewellery demand reached 117.6t – its highest level since Q3 2011 – as the market extended its recent cautious uptrend. The slightly erratic nature of US economic recovery has proved a headwind to more convincing growth, but we expect the recovery in demand to gain momentum as yet lower prices feed through to consumers. This is backed up by comments from the National Retail Federation’s chief economist, Jack Kleinhenz, who said that “While consumer spending continues to be erratic and varied, going forward I expect to see improvements in retail sales, supported mostly by the US’s healthy labor market, improving housing markets and easier access to consumer credit.” Marginal improvement in European regional demand was driven by modest gains in the UK, Spain and Germany outweighing minor declines in France and Italy. While Italy’s export sector benefitted again from the upturn in the US, domestic demand continues to stagnate – hit by the weaker euro. UK jewellery demand continued to build on the solid base established in 2012. Total first half demand of 8.2t was the highest since 2010 and the recent gold price declines point towards further improvement over the remainder of the year. 6 Latest export data available at time of writing. Source: GTIS and GFMS, Thomson Reuters. Gold Demand Trends | Second quarter 2015 09

Investment

Bar and coin demand sinks in lacklustre investment environment; ETF outflows slow to a trickle.

Total bar and coin				
Tonnes	Q2'14	Q2'15	Year-on -year change	Year-to -date change
World total	237.8	201.4	↓ -15%	↓ -13%
India	52.3	36.5	↓ -30%	↓ -19%
China	39.5	42.1	↑ 6%	↑ 5%

Gold faced a challenging investment environment in Q2. Total demand in the sector contracted by 11% year-on-year – from 199.9t to 178.5t. Global investment in gold in general was impaired by three key factors:

- Directionless gold prices
- Inflows into 'risk' assets – equities in particular
- US interest rate expectations, with expectations geared towards a September rise.

Losses were concentrated in the bar and coin segment; demand for these products fell by 15% year-on-year. Contrastingly, outflows from gold-backed ETFs were smaller in size than in Q2 2014 – at less than 23t, these had a very limited impact on the market in the second quarter. Looking at first half data, ETFs net flows were zero (compared with outflows of 51.6t in H1 2014 and a whopping 612.1t in H1 2013), while bar and coin demand was down by 13% to 453.5t from 519.3t.

The opening weeks of the third quarter have seen dramatic moves in the gold price, all the more so for the fact that the price was range bound during Q2. We have published notes which comment in detail on this fall (see *Market commentary* and *Investment commentary*) and explain why the above factors do not necessarily reflect the overall investment case for gold, or threaten the prospects for long-term gold investment. ETF outflows have increased since the end of June, but the pace of these flows remains below the levels seen in the previous two years.

'Grexit' worries stoke European investment

Concern over Greece's debt crisis and possible exit from the euro area was contained within European markets, with little or no spillover to markets outside of the region.[7] Demand growth was concentrated among the German-speaking markets, with much of the increase coming in June as investors responded rapidly to Greece's referendum announcement. Investors focused primarily on coins, as well as on bars of small denominations (1oz, and 50g-250g), indicating that demand in this segment was driven by small retail investors, rather than those in the High Net Worth category. France was an outlier within the region; investment demand turned marginally negative in Q2. The decline was partially a response to tighter legislation after the government lowered the threshold for anonymous cash payments.

US investment stages late rally

Bar and coin demand among US investors had a weak start to the quarter. Demand was decidedly muted as subdued prices failed to ignite interest in gold. This was followed by a huge burst of activity in June, when bullion coin sales by the US Mint hit a 17-month high. July has seen a further extension of this trend, with demand for gold Eagle coins reaching a 2-year high of 170,000oz as the price dropped.

Looking the historical trends in US bar and coin demand, the rolling four-quarter total of demand reached 49t in the latest quarter. This is a long way from the 119.8t peak reached in Q2 2009 – during the worst times of the global financial crisis. Yet it is more than double the pre-crisis average of 22.4t. And well in excess of the 37.9t high of the pre-crisis era. While demand is unlikely to return to the 2008-9 levels, certainly in the absence of any systemic risk event, it is likely to remain at historically elevated levels. This closely gels with the change in European bar and coin demand, reinforcing our view that investment in Western markets has established a support level well above historical norms.

7 For more detail, see World Gold Council, *Investment commentary looking into H2 2015*, July 2015.

Gold Demand Trends | Second quarter 2015 10

Chinese bar and coin demand broadly stable – up 6% but from a low base Purchases of gold bars and coins in China were sidelined for much of the second quarter in favour of investing in the stock market. The 6% year-on-year increase in investment demand was largely reflective of the low base of demand in Q2 2014, although price expectations also played their part – the lack of direction in gold prices meant investors were uncertain as to the likely future trend. Demand for gold bars and coins picked up towards the end of the quarter, in response to the sharp drop in Chinese equities in the latter half of June. This was also mirrored by a rise in demand for gold accounts. Investment demand in India down to a 6-year low Despite reasonable levels of interest around Akshaya Tritiya in April, investment demand for gold in India contracted for a third successive quarter, declining by 30% to a fresh six-year low of 36.5t. Uncertain price expectations were a factor, as was the stock market, which has continued to capture the attention of investors with its continued strong performance. The weak rural economy played a further role. Those rural investors most affected by the Q1 rains were more inclined to sell gold to supplement declining incomes than make fresh purchases. The lack of demand was such that, unusually, India exported a small amount of bullion during the quarter. The local market price discount (discussed in Key themes) provided a profit-making opportunity – and around 10-15t of bullion was exported to capitalise on that (Chart 4). Chart 4: Lacklustre demand in Q2 has led to a discount in local Indian prices (22-day moving average) • Indian gold demand fell in response to problems besetting the rural economy earlier in the year. • With no corresponding drop in imports during April and May, an excess supply of gold pushed prices into a discount. • Surplus inventories continue to overhang the market, but prospects for the second half are more positive. US$/oz 160 140 120 100 80 60 40 20 0 -20 -40 Dec 2013 Mar 2014 Jun 2014 Sep 2014 Dec 2014 Mar 2015 Jun 2015 Source: Thomson Reuters; Multi Commodity Exchange of India; Reserve Bank of India; ICE Benchmark Administration; World Gold Council Gold Demand Trends | Second quarter 2015 11

East-Asian investment weakness broadly reflects price expectations The smaller East Asian markets cumulatively accounted for a 6.1t drop in demand for gold bars and coins. Uncertainty over the future direction of gold prices was a general theme across the region. The 12% decline in Vietnamese investment was also a function of very high premiums on gold tael bars, which hovered around US$100-150/oz over the international gold price. In comparison, gold chi rings, with premiums of around US$40-50/oz were a more attractive investment tool. In Japan, activity picked up in terms of both buying and selling, but the net impact was broadly neutral with just 0.2t of disinvestment. Turkish investors held off, waiting for the opportunity to buy at lower prices High local gold prices in Turkey – a consequence of the sharp depreciation in the lira – were off-putting to investors, who preferred to wait for the opportunity to buy gold bars and coins at slightly lower prices, rather than invest at prices not far from record levels. Some investment buying has re-emerged since the end of the quarter, in response to the fall in the gold price. This has been reflected in a modest rise in the local premium to around US$3/oz in recent weeks. Gold Demand Trends | Second quarter 2015 12

Central banks and other institutions Central banks and other institutions still steadfastly committed to gold. Since 2011, central banks and other institutions have been unwavering in their accumulation for gold. Demand amounted to 137.4t in Q2, 15% above the 5-year average, while demand for the first half of 2015 totalled 261t. Gold remains sought-after by those looking to diversify their reserves away from troublesome currencies (Chart 5). CIS countries still the most active buyers Russia continued to lead the way – feeding its voracious appetite with net purchases of 36.8t during the quarter. This brought gold reserves to a total of 1,275t, and maintained a 13% share of total reserves. Chart 5: Mid-year report card: reported activity in the first half of 2015 • Russia still top of the leader board: it purchased almost 67t in H1 – significantly higher than Jordan and Kazahkstan in second and third place respectively. • Diversification – away from an over-reliance on currencies such as the US dollar – remains the key factor driving demand for gold from this sector. Tonnes 80 70 60 50 40 30 20 10 0 -10 a n s a s o a y r Russi Jordan Belaru Malaysi MexicLank German Salvado Mauritiu Mongolia Sri Kazakhsta Mozambique El Net Purchases Net Sales Note: Turkey (-24.4t) has been omitted due to a policy accepting gold in its reserve requirements for commercial banks. Does not include countries with net purchases or sales of less than 0.5t. Source: IMF IFS; World Gold Council Gold Demand Trends | Second quarter 2015 13

Aside from Russia, significant fresh demand came from Kazakhstan, whose central bank purchased a further 7.3t between April – June. The country has now increased its gold reserves for 33 consecutive months. Iran repatriates 13t of historically-purchased gold The Central Bank of Iran declared that it had taken delivery of 13t of gold from South Africa, having stored it there for the past two years. The announcement was concrete evidence that Iran has bought gold to bolster its reserves in recent years, albeit that the seller remains unidentified. As part of talks towards a nuclear agreement, Iran was permitted to move the gold from South Africa to its own domestic vault. Little is published about the level of Iranian gold reserves, but it is clear that Iran sees gold as a prominent part of its total reserves. China reports a jump in gold holdings Without doubt the most significant announcement came shortly after the end of the quarter. The PBoC revealed that it had increased its gold reserves by 57% since its last announcement in 2009, bringing its total to 1,658t. Following the 604t increase, gold reserves still only represent 2% of total reserves and, we believe, have ample room to grow. Reaction to the announcement was cool among investors in the West, who voiced disappointment that the figure was not in line with their higher, and in some cases unrealistic, expectations. Despite this, the increase in gold reserves was overwhelmingly supportive for the gold market; reaffirming that China remains committed to gold as a reserve asset.8 And the case for an increased allocation to gold in China’s reserves is reinforced in the context of China’s macroeconomic fundamentals. China accounts for about 13% of global GDP and 32% of global foreign reserves. The purchase of 604t brings China’s share of global gold reserves to about 5%. 8 World Gold Council, Market commentary, 23 July 2015. Gold Demand Trends | Second quarter 2015 14

Technology Substitution and thrifting remain the key challenges for gold demand within the technology sector. Gold’s use in technological applications saw a marginal decline in the second quarter, down less than 1% to 85.5t. The recurring theme of substitution away from gold is still prominent; despite its superior qualities, gold remains relatively expensive to cost-conscious manufacturers. Gold in electronics under pressure, down 1% in second quarter Gold’s use in electronics remains subdued, as rising unit sales are offset by declining gold volumes due to substitution and thrifting. Demand of 68.2t in the second quarter was down 1% year-on-year. Owing to the growing trend of consumers changing electronic devices (such as smartphones) more regularly, manufacturers are beginning to place less emphasis on materials which provide greater longevity. This will exacerbate the substitution/thrifting that has been seen in electronics, as manufacturers move from gold to less costly materials, although the effect of such thrifting should be mitigated by increased sales of consumer electronics. Global semiconductor sales reached near-record levels in the second quarter, up 2% year-on-year to US$84bn. Sales for the first half year were 4% up on the same period in 2014 as demand for smartphones etc continues to grow, albeit at a slowing rate. Gold bonding wire witnessed further losses in Q2 2015. Demand fell 10-15% in South Korea, Taiwan and China, all key manufacturing hubs in the electronics sector. Within the first six months of 2015, copper bonding wire penetration in non-memory packages has risen from 70% to 75% with most of this taking share away from gold. And while gold bonding wire is still used in memory packages, key manufacturers are working on gold reduction projects. For plating, the second quarter saw tentative signs that the trend in substitution/thrifting away from gold may be reversing. There were indications that some manufacturers might be moving away from palladium-nickel (PdNi) alloys back to gold. This was mostly seen in higher-end goods, where concerns over performance and reliability are highest. Other industrial and decorative applications relatively flat, rising less than 1% Demand for gold in other industrial and decorative applications remained relatively flat year-on-year. A reduction in demand from Chinese (slowing economic growth) and Russian (sanctions and rouble weakness) consumers did little to derail growth in costume jewellery and gold-plated accessories. Further, pressure on manufacturers to thrift has lifted owing to a lower current gold price. Dental demand continues to erode, down 4% year-on-year Gold used in dental applications fell 4% to 4.7t in Q2 2015, its lowest quarterly level in our records. The long-term trend of ceramics replacing gold continues unabated, as consumers still place a greater emphasis on cosmetic as well as financial considerations. Gold Demand Trends | Second quarter 2015 15

Supply

Total supply contracted by 5% year-on-year, to 1,032.6t in Q2 – despite another quarter of modest growth in mine production – as recycling activity diminished again.

Year-to-date, mine production, hedging and recycling have generated a combined 2,107.1t of supply, 3% less than in the same period of 2014. Lower levels of recycling account for a good portion of this decline.

Mine production edged higher, pipeline activity shrinks

Mine production increased by 3% to 786.6t in the second quarter. Growth was again scattered across the globe as mines in a number of countries were able to generate minor increases in output.

Indonesia made the largest contribution to the growth in mine production. Mining entered a high-grade area at Newmont's Batu Hijau mine, accounting for around 5t of additional output relative to Q2 2014. Grasberg also generated a modest increase (+2.5t).

Increased output at both the Goldstrike and Twin Creeks mines in Nevada helped towards year-on-year growth for the US as a whole, although this was largely due to comparisons with a poor 2014.

In Africa, continued ramping up of the Kibali mine and the start of Otjikoto were positive for the Democratic Republic of Congo (DRC) and Namibia respectively. Production in Ghana, on the other hand, was lower year-on-year due to a decline in output at Newmont's Ahafo mine.

Chart 6: Gold exploration/development activity continues to decline

- Mine production costs remain high and gold producers have had their margins squeezed.
- This is reflected in levels of exploration and development, which fell to a record low in the second quarter.



US$/oz
Index level
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
200
180
160
140
120
100
80
60
40
20
0
Q1'08
Q1'09
Q1'10
Q1'11
Q1'12
Q1'13
Q1'14
Q1'15
Gold price
Gold Pipeline Activity Index (rhs)

Note: SNL Metals and Mining's Pipeline Activity Index (PAI) measures the relative level and direction of overall activity in the supply pipeline in a single comparable index.

Source: SNL Metals and Mining; ICE Benchmark Administration; World Gold Council

Gold Demand Trends | Second quarter 2015 16

There are differing forces at play in the mining industry, which have implications for future production levels. Mining companies have certainly made great strides in reducing their costs over the last year or two. And recent strength in the dollar has been a tangible benefit in reducing the burden of dollar-denominated costs; in particular, lower oil prices are of enormous help, given that they typically account for around 10% of mining costs. However, there is only so much more scope for producers to implement cost-cutting measures, and many remain at the mercy of foreign exchange fluctuations. Coupled with the sharp drop in the gold price in July, producer margins have deteriorated further and we continue to expect that mine production will taper off, levelling out over the next year. This view is supported by a three-year decline in levels of exploration and development activity in the gold mining industry. The Pipeline Activity Index constructed by SNL Metals & Mining, shows that activity in the gold supply pipeline peaked in Q1 2012 and has been in decline ever since, falling to a new low below 60 for the first time in Q2 this year (Chart 6). Recycling ebbs to 8-year low Recycling activity subsided following the burst of activity seen in Q1, which had flushed out much of the readily available supplies. The result was an 8% drop in this element of supply, from 272.5t to 251.1t. For the January – June period, recycling declined 6% to just 602t – the lowest first half since 2007. Supply from Western markets continued to dwindle – a trend that shows no sign of stopping, albeit that supply from these markets has halved in the last two years and the pace of decline is likely to slow. Recycling in Turkey was seen to ‘normalise’ after the sharp spike in the first quarter. Despite the surge in local prices, they fell just short of the level many consumers were targeting as a sell signal and hence recycling was relatively well contained. The fall in the price since the end of the quarter has further dampened the propensity for Turkish consumers to sell their existing holdings. Amid a broad contraction in recycling, India was an outlier. The fragile state of Indian gold demand was reflected in a 7% rise in recycling activity as the rural population looked to supplement their shrinking incomes – one of the key reasons for investing in gold among this contingent. Hedging continues to impact supply only at the margin Year-on-year comparisons of producer hedging show a marked swing. The relatively sizable hedge position initiated by Polyus Gold in Q2 2014 contrasts with 5t of net de-hedging in the most recent quarter. Year-to-date the comparison is starker still – 63.8t of net hedging in H1 2014 vs 11.7t of net de-hedging in the first half of 2015. The trivial de-hedging of Q2 was due to continued deliveries into existing positions, although we expect that minor hedging activity (mostly for the purposes of aiding cashflow in debt repayment) may outweigh such deliveries for the year as a whole. Hedging continues to have only a marginal bearing on the total supply of gold. Since Q1 2010, the net total impact of hedging on overall gold supply is -75.3t. This compares with total cumulative gold supply over the same period of over 24,000t. Given that shareholders continue to express a preference for mining companies not to engage in hedging, supply from this category is unlikely to increase in the coming quarters. Gold Demand Trends | Second quarter 2015 17

Gold demand statistics

Table 2: Gold demand (tonnes)

	2013	2014	Q3'13	Q4'13	Q1'14	Q2'14	Q3'14	Q4'14	Q1'15	Q2'15	Q2'15 vs Q2'14 % change
Jewellery	2,673.2	2,462.9	628.4	616.0	618.1	594.5	593.7	656.6	603.4	513.5	↓ -14
Technology	354.3	346.5	87.4	84.4	82.2	86.3	87.7	90.4	81.6	85.5	↓ -1
Electronics	248.6	277.6	61.7	59.7	65.3	68.8	70.5	73.0	64.9	68.2	↓ -1
Other industrial	82.7	49.0	20.1	19.5	11.5	12.6	12.3	12.6	11.9	12.6	→ 0
Dentistry	23.0	19.9	5.6	5.2	5.3	4.9	4.9	4.8	4.7	4.7	↓ -4
Investment	785.6	820.2	202.2	161.0	267.9	199.9	182.5	169.9	275.5	178.5	↓ -11
Total bar and coin demand	1,702.0	1,004.4	320.9	346.5	281.5	237.8	223.0	262.0	252.1	201.4	↓ -15
Physical bar demand	1,335.8	725.7	262.4	261.4	201.3	170.6	166.5	187.4	191.5	152.3	↓ -11
Official coin	266.3	204.6	42.2	67.0	64.4	49.2	36.1	54.9	45.9	36.2	↓ -26
Medals/imitation coin	99.9	74.0	16.4	18.0	15.8	18.1	20.4	19.7	14.6	12.9	↓ -29
ETFs and similar products*	-916.3	-184.2	-118.7	-185.5	-13.6	-37.9	-40.5	-92.1	23.4	-22.9	- -
Central banks and other inst.	625.5	590.5	138.9	150.0	119.8	157.2	179.5	133.9	123.6	137.4	↓ -13
Gold demand	4,438.6	4,220.1	1,056.8	1,011.5	1,087.9	1,038.0	1,043.5	1,050.8	1,084.0	914.9	↓ -12
LBMA Gold Price, US$/oz	1,411.2	1,266.4	1,326.3	1,276.2	1,293.1	1,288.4	1,281.9	1,201.4	1,218.5	1,192.4	↓ -7

*For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions*.

Source: Metals Focus; GFMS, Thomson Reuters; ICE Benchmark Administration; World Gold Council

Table 3: Gold demand (US$mn)

	2013	2014	Q3'13	Q4'13	Q1'14	Q2'14	Q3'14	Q4'14	Q1'15	Q2'15	Q2'15 vs Q2'14 % change
Jewellery	121,288.9	100,279.4	26,794.2	25,274.9	25,694.7	24,627.6	24,470.5	25,361.3	23,636.3	19,684.7	↓ -20
Technology	16,074.2	14,108.9	3,725.7	3,464.2	3,415.5	3,575.3	3,613.1	3,491.4	3,197.6	3,277.5	↓ -8
Electronics	11,277.2	11,303.6	2,631.0	2,451.3	2,716.0	2,851.7	2,905.4	2,818.0	2,544.3	2,612.9	↓ -8
Other industrial	3,753.3	1,994.3	856.8	798.9	478.1	520.8	506.5	487.4	467.4	483.6	↓ -7
Dentistry	1,043.6	811.0	237.9	214.0	221.4	202.7	201.2	186.0	185.8	181.0	↓ -11
Investment	35,646.4	33,394.3	8,621.1	6,605.3	11,135.5	8,280.6	7,522.8	6,562.4	10,791.8	6,842.9	↓ -17
Total bar and coin demand	77,221.7	40,893.3	13,684.1	14,215.3	11,701.7	9,851.9	9,192.5	10,120.4	9,874.6	7,720.9	↓ -22
Physical bar demand	60,607.7	29,548.8	11,188.0	10,725.4	8,367.9	7,065.5	6,861.7	7,238.3	7,501.6	5,837.8	↓ -17
Official coin	12,080.5	8,331.4	1,797.4	2,751.0	2,676.1	2,037.4	1,489.9	2,121.2	1,800.0	1,388.7	↓ -32
Medals/imitation coin	4,533.5	3,013.0	698.7	739.0	657.7	748.9	840.9	760.8	573.0	494.5	↓ -34
ETFs and similar products*	-41,575.4	-7,499.0	-5,063.0	-7,610.0	-566.2	-1,571.3	-1,669.8	-3,558.0	917.2	-878.1	- -
Central banks and other inst.	28,379.3	24,043.7	5,922.0	6,154.9	4,982.1	6,511.7	7,400.1	5,173.5	4,840.4	5,267.4	↓ -19
Gold demand	201,388.7	171,826.3	45,063.0	41,499.3	45,227.9	42,995.1	43,006.4	40,588.6	42,466.1	35,072.5	↓ -18

*For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions*.

Source: Metals Focus; GFMS, Thomson Reuters; ICE Benchmark Administration; World Gold Council

Gold Demand Trends | Second quarter 2015 18

Table 4: Gold supply and demand World Gold Council presentation

	2013	2014	Q3'13	Q4'13	Q1'14	Q2'14	Q3'14	Q4'14	Q1'15	Q2'15	Q2'15 vs Q2'14 % change
Supply											
Mine production	3,069.1	3,133.5	804.9	828.8	708.2	762.8	835.7	826.7	730.1	786.6	↑ 3
Net producer hedging	-32.6	100.5	-3.3	-15.6	13.3	50.4	-12.2	48.9	-6.7	-5.0	- -
Total mine supply	3,036.5	3,234.0	801.6	813.1	721.6	813.2	823.6	875.7	723.4	781.6	↓ -4
Recycled gold	1,247.4	1,168.9	312.3	297.7	365.1	272.5	268.0	263.2	351.0	251.1	↓ -8
Total supply	4,283.9	4,402.9	1,113.9	1,110.8	1,086.7	1,085.8	1,091.6	1,138.9	1,074.4	1,032.6	↓ -5
Demand											
Fabrication – Jewellery[1]	2,707.2	2,485.3	684.1	634.2	604.7	608.8	637.6	634.1	611.5	541.6	↓ -11
Fabrication – Technology	354.3	346.5	87.4	84.4	82.2	86.3	87.7	90.4	81.6	85.5	↓ -1
Sub-total above fabrication	3,061.5	2,831.9	771.5	718.6	686.9	695.2	725.3	724.5	693.1	627.1	↓ -10
Total bar and coin demand	1,702.0	1,004.4	320.9	346.5	281.5	237.8	223.0	262.0	252.1	201.4	↓ -15
ETFs and similar products[2]	-916.3	-184.2	-118.7	-185.5	-13.6	-37.9	-40.5	-92.1	23.4	-22.9	- -
Central banks and other inst.[3]	625.5	590.5	138.9	150.0	119.8	157.2	179.5	133.9	123.6	137.4	↓ -13
Gold demand	4,472.6	4,242.6	1,112.5	1,029.6	1,074.6	1,052.3	1,087.3	1,028.4	1,092.2	943.0	↓ -10
Surplus/Deficit[4]	-188.7	160.4	1.4	81.2	12.1	33.5	4.3	110.5	-17.8	89.7	↑ 168
Total demand	4,283.9	4,402.9	1,113.9	1,110.8	1,086.7	1,085.8	1,091.6	1,138.9	1,074.4	1,032.6	↓ -5
LBMA Gold Price, US$/oz	1,411.2	1,266.4	1,326.3	1,276.2	1,293.1	1,288.4	1,281.9	1,201.4	1,218.5	1,192.4	↓ -7

1 For an explanation of jewellery fabrication, please see the *Notes and definitions*.
2 For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions*.
3 Excluding any delta hedging of central bank options.
4 For an explanation of Surplus/Deficit, please see the *Notes and definitions*.

Source: Metals Focus; GFMS, Thomson Reuters; ICE Benchmark Administration; World Gold Council

Gold Demand Trends | Second quarter 2015 19

Table 5: Jewellery demand in selected countries (tonnes)

	2014	Q2'14	Q3'14	Q4'14	Q1'15	Q2'15		Q2'15 vs Q2'14 % change
India	604.2	152.6	183.3	144.7	150.8	118.0	↓	-23
Pakistan	23.0	7.3	5.5	6.0	5.1	6.0	↓	-17
Greater China	875.5	199.8	194.3	225.1	236.6	186.5	↓	-7
China	807.2	184.6	181.2	205.4	221.2	174.4	↓	-5
Hong Kong	60.0	12.9	11.2	17.6	13.6	10.5	↓	-18
Taiwan	8.2	2.3	1.9	2.0	1.8	1.6	↓	-33
Japan	16.4	3.8	4.2	4.8	3.3	3.9	↑	5
Indonesia	37.0	9.6	8.2	7.2	12.6	9.5	↓	-1
Malaysia	10.2	1.9	2.8	2.8	2.8	1.8	↓	-5
Singapore	14.5	4.0	3.6	3.2	3.5	2.8	↓	-31
South Korea	10.7	2.6	2.6	2.5	3.1	2.4	↓	-5
Thailand	11.8	2.9	2.7	3.1	3.3	2.7	↓	-5
Vietnam	12.5	3.1	2.7	3.0	4.4	3.7	↑	22
Middle East	240.8	65.8	51.3	53.6	62.0	52.5	↓	-20
Saudi Arabia	68.4	18.9	15.0	18.0	17.3	17.0	↓	-10
UAE	56.0	17.0	10.4	10.6	16.5	13.3	↓	-22
Kuwait	14.2	3.7	2.6	3.9	3.6	2.9	↓	-19
Egypt	45.1	11.4	11.1	9.5	9.0	8.0	↓	-30
Iran	39.3	10.4	9.1	8.5	8.7	7.1	↓	-31
Other Middle East	17.8	4.4	3.1	3.1	7.0	4.1	↓	-9
Turkey	68.1	16.6	16.9	20.2	10.4	11.6	↓	-30
Russia	67.0	16.9	16.6	13.9	9.4	9.2	↓	-45
Americas	168.5	38.6	37.7	60.1	32.6	39.1	↑	1
United States	116.6	25.0	25.6	44.4	22.0	25.5	↑	2
Canada	14.0	3.3	2.6	5.4	2.7	3.5	↑	5
Mexico	15.8	3.9	4.2	3.9	4.0	4.2	↑	7
Brazil	22.2	6.4	5.2	6.3	3.9	5.9	↓	-8
Europe ex CIS	76.1	14.5	12.8	36.1	12.6	14.6	↑	1
France	14.2	2.7	2.1	6.6	2.7	2.5	↓	-8
Germany	10.0	2.0	1.2	5.0	1.7	2.1	↑	7
Italy	18.7	3.8	2.9	9.4	2.5	3.6	↓	-5
Spain	7.6	2.0	1.7	2.3	1.8	2.1	↑	6
United Kingdom	25.7	4.0	4.9	12.9	4.0	4.3	↑	6
Switzerland	-	-	-	-	-	-	-	-
Austria	-	-	-	-	-	-	-	-
Other Europe	-	-	-	-	-	-	-	-
Total above	2,236.2	539.8	545.3	586.5	552.5	464.4	↓	-14
Other and stock change	226.7	54.8	48.5	70.1	50.9	49.1	↓	-10
World total	2,462.9	594.5	593.7	656.6	603.4	513.5	↓	-14

Source: Metals Focus; World Gold Council

Gold Demand Trends | Second quarter 2015 20

Table 6: Total bar and coin demand in selected countries (tonnes)

	2014	Q2'14	Q3'14	Q4'14	Q1'15	Q2'15		Q2'15 vs Q2'14 % change
India	206.9	52.3	54.0	56.9	40.9	36.5	↓	-30
Pakistan	14.7	5.0	3.2	3.6	3.2	3.5	↓	-30
Greater China	176.1	42.5	32.9	40.7	61.8	43.6	↑	3
China	166.4	39.5	30.8	38.3	59.7	42.1	↑	6
Hong Kong	1.4	0.3	0.3	0.3	0.4	0.3	↑	3
Taiwan	8.3	2.7	1.8	2.1	1.7	1.3	↓	-52
Japan	-2.7	-1.1	-1.0	-8.2	-3.2	-0.2	-	-
Indonesia	28.5	6.7	7.5	8.7	5.7	4.5	↓	-33
Malaysia	8.8	2.2	2.2	2.0	2.5	1.5	↓	-32
Singapore	7.5	2.1	2.0	1.8	1.8	1.3	↓	-36
South Korea	6.1	1.6	1.5	1.4	1.6	1.3	↓	-20
Thailand	96.4	18.0	25.6	28.3	19.5	16.4	↓	-8
Vietnam	54.2	12.3	13.2	12.8	14.4	10.8	↓	-12
Middle East	71.9	17.5	12.7	11.2	19.0	11.0	↓	-37
Saudi Arabia	15.6	3.7	3.2	3.8	5.1	3.1	↓	-16
UAE	9.9	2.7	2.1	2.0	3.3	2.0	↓	-25
Kuwait	1.0	0.3	0.2	0.2	0.2	0.2	↓	-20
Egypt	6.0	1.6	1.4	1.3	1.0	0.9	↓	-44
Iran	36.1	8.5	5.0	3.0	8.3	4.1	↓	-52
Other Middle East	3.2	0.8	0.7	0.8	1.0	0.7	↓	-14
Turkey	48.6	15.5	5.5	15.1	5.2	4.5	↓	-71
Russia	7.9	2.2	2.1	1.5	1.3	1.3	↓	-43
Americas	55.0	13.0	12.1	16.4	13.3	13.5	↑	4
United States	47.7	11.6	10.6	14.2	11.8	12.4	↑	7
Canada	3.7	0.8	0.7	1.2	0.7	0.5	↓	-44
Mexico	2.2	0.4	0.5	0.7	0.5	0.4	↑	2
Brazil	1.3	0.3	0.3	0.3	0.4	0.4	↑	34
Europe ex CIS	199.0	39.2	45.3	62.2	59.3	46.5	↑	19
France	1.0	0.2	0.2	0.6	1.3	-0.6	-	-
Germany	101.6	19.5	23.9	31.4	30.8	24.1	↑	24
Italy	-	-	-	-	-	-	-	-
Spain	-	-	-	-	-	-	-	-
United Kingdom	7.6	1.6	1.5	2.0	2.0	1.9	↑	18
Switzerland	47.7	9.8	10.4	15.0	13.8	11.0	↑	13
Austria	11.0	1.9	2.3	3.8	3.2	2.5	↑	28
Other Europe	30.1	6.2	7.0	9.4	8.3	7.7	↑	23
Total above	978.7	229.0	218.5	254.4	246.3	196.1	↓	-14
Other and stock change	25.6	8.9	4.5	7.6	5.8	5.3	↓	-40
World total	1,004.4	237.8	223.0	262.0	252.1	201.4	↓	-15

Source: Metals Focus; World Gold Council

Gold Demand Trends | Second quarter 2015 21

Table 7: Consumer demand in selected countries (tonnes)

	2014	Q2'14	Q3'14	Q4'14	Q1'15	Q2'15	Q2'15 vs Q2'14 % change
India	811.1	204.9	237.3	201.7	191.7	154.5	↓ -25
Pakistan	37.8	12.3	8.7	9.6	8.3	9.5	↓ -23
Greater China	1,051.6	242.3	227.2	265.8	298.4	230.2	↓ -5
China	973.6	224.1	212.0	243.7	280.8	216.5	↓ -3
Hong Kong	61.4	13.2	11.5	17.9	14.0	10.8	↓ -18
Taiwan	16.5	5.0	3.7	4.2	3.6	2.9	↓ -43
Japan	13.7	2.6	3.2	-3.4	0.1	3.7	↑ 40
Indonesia	65.5	16.3	15.7	15.9	18.3	14.0	↓ -14
Malaysia	19.0	4.1	5.0	4.8	5.3	3.3	↓ -20
Singapore	22.0	6.1	5.5	5.1	5.2	4.1	↓ -33
South Korea	16.8	4.2	4.1	3.9	4.6	3.7	↓ -11
Thailand	108.1	20.8	28.3	31.4	22.8	19.1	↓ -8
Vietnam	66.7	15.3	15.9	15.8	18.9	14.5	↓ -5
Middle East	312.6	83.3	64.0	64.8	81.0	63.5	↓ -24
Saudi Arabia	84.0	22.6	18.2	21.8	22.4	20.1	↓ -11
UAE	66.0	19.7	12.4	12.6	19.8	15.3	↓ -22
Kuwait	15.2	3.9	2.8	4.1	3.8	3.2	↓ -19
Egypt	51.1	13.0	12.5	10.9	10.0	8.9	↓ -32
Iran	75.4	18.9	14.1	11.5	17.0	11.2	↓ -40
Other Middle East	21.0	5.2	3.9	3.9	8.0	4.7	↓ -10
Turkey	116.7	32.1	22.3	35.3	15.6	16.1	↓ -50
Russia	74.9	19.0	18.7	15.3	10.7	10.5	↓ -45
Americas	223.5	51.6	49.7	76.5	45.9	52.6	↑ 2
United States	164.3	36.6	36.3	58.6	33.8	37.9	↑ 3
Canada	17.7	4.1	3.3	6.7	3.4	3.9	↓ -4
Mexico	18.0	4.3	4.6	4.6	4.5	4.5	↑ 7
Brazil	23.5	6.7	5.5	6.7	4.2	6.3	↓ -6
Europe ex CIS	275.1	53.7	58.1	98.4	71.9	61.1	↑ 14
France	15.1	2.8	2.2	7.2	3.9	1.9	↓ -35
Germany	111.6	21.5	25.1	36.5	32.5	26.2	↑ 22
Italy	18.7	3.8	2.9	9.4	2.5	3.6	↓ -5
Spain	7.6	2.0	1.7	2.3	1.8	2.1	↑ 6
United Kingdom	33.3	5.6	6.4	14.9	5.9	6.1	↑ 9
Switzerland	47.7	9.8	10.4	15.0	13.8	11.0	↑ 13
Austria	11.0	1.9	2.3	3.8	3.2	2.5	↑ 28
Other Europe	30.1	6.2	7.0	9.4	8.3	7.7	↑ 23
Total above	3,214.9	768.7	763.8	840.9	798.8	660.5	↓ -14
Other and stock change	252.4	63.6	53.0	77.7	56.7	54.4	↓ -15
World total	3,467.3	832.4	816.8	918.6	855.4	714.9	↓ -14

Source: Metals Focus; World Gold Council

Gold Demand Trends | Second quarter 2015 22

Table 8: Quarterly average price Q2’15 vs Q2’14 2014 Q2’14 Q3’14 Q4’14 Q1’15 Q2’15 % change US$/oz 1,266.4 1,288.4 1,281.9 1,201.4 1,218.5 1,192.4 -7 €/oz 952.8 939.7 967.0 960.3 1,083.1 1,078.0 15 £/oz 768.1 765.4 767.6 758.2 804.9 777.7 2 CHF/kg 37,205.9 36,831.5 37,668.3 37,189.5 37,292.5 36,082.7 -2 ¥/g 4,297.5 4,228.9 4,282.4 4,407.4 4,666.8 4,656.4 10 Rs/10g 24,835.1 24,777.9 24,970.8 23,899.0 24,377.9 24,332.8 -2 RMB/g 250.8 258.1 254.1 237.3 244.3 237.8 -8 TL/g 89.0 87.5 89.1 87.2 96.5 102.3 17 Source: ICE Benchmark Administration; Thomson Reuters Datastream; World Gold Council Table 9: Indian supply estimates Q2’15 vs Q2’14 2014 Q2’14 Q3’14 Q4’14 Q1’15 Q2’15 % change Supply Net bullion imports 891.5 206.2 225.2 282.2 227.0 205.0 -1 Scrap 92.5 22.5 17.5 22.5 18.0 24.0 7 Domestic supply from other sources1 11.2 2.7 2.5 2.5 2.5 2.5 -7 Total supply 2 995.2 231.4 245.2 307.2 247.5 231.5 0 1 Domestic supply from local mine production, recovery from imported copper concentrates and disinvestment. 2 This supply can be consumed across the three sectors – jewellery, investment and technology. Consequently, the total supply figure in the table will not add to jewellery plus investment demand for India. Source: Metals Focus; World Gold Council Gold Demand Trends | Second quarter 2015 23

Table 10: Top 40 reported official gold holdings (as at June 2015) Tonnes % of reserves Tonnes % of reserves 1 United States 8,133.5 74% 21 Austria 280.0 44% 2 Germany 3,381.0 68% 22 Belgium 227.4 34% 3 IMF 2,814.0—23 Kazakhstan 205.7 27% 4 Italy 2,451.8 66% 24 Philippines 195.4 9% 5 France 2,435.4 65% 25 Algeria 173.6 4% 6 China 1,658.1 2% 26 Thailand 152.4 4% 7 Russia 1,275.0 13% 27 Singapore 127.4 2% 8 Switzerland 1,040.0 7% 28 Sweden 125.7 8% 9 Japan 765.2 2% 29 South Africa 125.2 10% 10 Netherlands 612.5 57% 30 Mexico 122.2 2% 11 India 557.7 6% 31 Libya 116.6 5% 12 ECB 504.8 26% 32 Greece 112.6 74% 13 Turkey 504.7 16% 33 BIS 108.0—14 Taiwan 423.6 4% 34 Korea 104.4 1% 15 Portugal 382.5 75% 35 Romania 103.7 10% 16 Venezuela 361.0 68% 36 Poland 102.9 4% 17 Saudi Arabia 322.9 2% 37 Iraq 89.8 5% 18 United Kingdom 310.3 10% 38 Australia 79.9 6% 19 Lebanon 286.8 21% 39 Kuwait 79.0 8% 20 Spain 281.6 19% 40 Indonesia 78.1 3% For information on the methodology behind this data, as well as footnotes for specific countries, please see our table of Latest World Official Gold Reserves, at http://www.gold.org/government_affairs/gold_reserves/ Source: IMF IFS; World Gold Council Gold Demand Trends | Second quarter 2015 24

Table 11: Historical data for gold demand

	Tonnes					
	Jewellery	Total bar and coin investment	ETFs and similar*	Technology	Central banks	Total
2005	2,721.0	418.1	211.1	440.4	-663.4	3,127.2
2006	2,301.4	429.8	258.5	471.7	-365.4	3,096.0
2007	2,424.9	437.5	258.8	477.7	-483.8	3,115.1
2008	2,306.2	917.9	324.0	464.7	-235.4	3,777.3
2009	1,816.3	832.3	644.2	414.4	-33.6	3,673.7
2010	2,051.3	1,200.5	421.1	459.9	79.2	4,211.9
2011	2,090.4	1,489.9	236.4	427.0	480.8	4,724.5
2012	2,136.3	1,293.8	306.3	379.1	569.3	4,684.8
2013	2,673.2	1,702.0	-916.3	354.3	625.5	4,438.6
2014	2,462.9	1,004.4	-184.2	346.5	590.5	4,220.1
Q3'13	628.4	320.9	-118.7	87.4	138.9	1,056.8
Q4'13	616.0	346.5	-185.5	84.4	150.0	1,011.5
Q1'14	618.1	281.5	-13.6	82.2	119.8	1,087.9
Q2'14	594.5	237.8	-37.9	86.3	157.2	1,038.0
Q3'14	593.7	223.0	-40.5	87.7	179.5	1,043.5
Q4'14	656.6	262.0	-92.1	90.4	133.9	1,050.8
Q1'15	603.4	252.1	23.4	81.6	123.6	1,084.0
Q2'15	513.5	201.4	-22.9	85.5	137.4	914.9

*For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions.*

Source: Metals Focus; GFMS, Thomson Reuters; ICE Benchmark Administration; World Gold Council

Gold Demand Trends | Second quarter 2015 25

Notes and definitions All statistics (except where specified) are in weights of fine gold Notes Revisions to data All data is subject to revision in the light of new information. Historical data series Demand and supply data from Q1 2014 are provided by Metals Focus. Data between Q1 2010 and Q4 2013 is a synthesis of Metals Focus and GFMS, Thomson Reuters data, which was created using relatively simple statistical techniques. For more information on this process, please see Creating a consistent data series by Dr James Abdey (www.gold.org/supply-and-demand/gold-demand-trends) Definitions Central banks and other institutions Net purchases (i.e. gross purchases less gross sales) by central banks and other official sector institutions, including supra national entities such as the IMF. Swaps and the effects of delta hedging are excluded. Consumer demand The sum of jewellery consumption and total bar and coin investment occurring within a country i.e. the amount (in fine weight) of gold purchased directly by individuals. Electronics This measures fabrication of gold into components used in the production of electronics, including – but not limited to – semiconductors and bonding wire. Dentistry The first transformation of raw gold into intermediate or final products destined for dental applications such as dental alloys. ETFs and similar products Exchange Traded Funds and similar products including, but not limited to: SPDR Gold Shares, iShares Gold Trust, ZKB Gold ETF, ETFS Physical Gold/Jersey, Gold Bullion Securities Ltd, Central Fund of Canada Ltd, Xetra-Gold, Julius Baer Precious Metals Fund – JB Physical Gold Fund, Source Physical Gold P-ETC, Sprott Physical Gold Trust. Over time, new products may be included when appropriate. Gold holdings are as reported by the ETF/ETC issuers and where data is unavailable holdings have been calculated using reported AUM numbers. Fabrication Fabrication is the first transformation of gold bullion into a semi-finished or finished product. Gold demand The total of jewellery fabrication, technology, total bar and coin demand and demand for ETFs and similar products. Jewellery End-user demand for all newly-made carat jewellery and gold watches, whether plain gold or combined with other materials. Excluded are: second-hand jewellery; other metals plated with gold; coins and bars used as jewellery; and purchases funded by the trading-in of existing carat gold jewellery. Jewellery fabrication Figures for jewellery fabrication – the first transformation of gold bullion into semi-finished or finished jewellery – are included in Table 4. Differs from jewellery consumption as it excludes the impact of imports/exports and stocking/de-stocking by manufacturers and distributors. LBMA Gold price PM Unless otherwise specified, gold price values from 20 March 2015 are based on the LBMA Gold price PM administered by ICE Benchmark Administration (IBA), with prior values being based on the London PM Fix. London PM Fix Unless otherwise specified, gold price values prior to 20 March 2015 are based on the London PM Fix, with subsequent values being based on the LBMA Gold price PM administered by ICE Benchmark Administration (IBA). Medals/imitation coin Fabrication of gold coins without a face value, produced by both private and national mints. India dominates this category with, on average, around 90% of the total. ‘Medallion’ is the name given to unofficial coins in India. Medals of at least 99% purity, wires and lumps sold in small quantities are also included. Mine production The volume (in fine weight) of gold mined globally. This includes an estimate for gold produced as a result of artisanal and small scale mining (ASM), which is largely informal. Gold Demand Trends | Second quarter 2015 26

Net producer hedging This measures the impact in the physical market of mining companies’ gold forward sales, loans and options positions. Hedging accelerates the sale of gold, a transaction which releases gold (from existing stocks) to the market. Over time, hedging activity does not generate a net increase in the supply of gold. De-hedging – the process of closing out hedged positions – has the opposite impact and will reduce the amount of gold available to the market in any given quarter. Official coin demand Investment by individuals in gold bullion coins. It equates to the fabrication by national mints of coins which are, or have been, legal tender in the country of issue. It is measured at the country of consumption rather than at the country of origin (for example, the Perth Mint in Australia, sells the majority of the coins it produces through its global distribution network) and is measured on a net basis. In practice it includes the initial sale of many coins destined ultimately to be considered as numismatic rather than bullion. Other industrial Gold used in the production of compounds, such as Gold Potassium Cyanide, for electro-plating in industrial applications as well as in the production of gold-plated jewellery and other decorative items such as gold thread. India accounts for the bulk of demand in this category. Over-the-counter Over-the-counter (OTC) transactions (also referred to as ‘off exchange’ trading) take place directly between two parties, unlike exchange trading which is conducted via an exchange. Physical bar demand Investment by individuals in small (1kg and below) gold bars in a form widely accepted in the countries represented within Gold Demand Trends. This also includes, where identifiable, gold bought and stored via online vendors. It is measured as net purchases. Recycled gold Gold sourced from fabricated products that have been sold or made ready for sale, which is refined back into bullion. This specifically refers to gold sold for cash. It does not include gold traded-in for other gold products (for example, by consumers at jewellery stores) or process scrap (working gold that never becomes part of a fabricated product but instead returns as scrap to a refiner). The vast majority – around 90% – of recycled gold is high-value gold (largely jewellery) and the remainder is gold recovered from industrial waste, including laptops, mobile phones, circuit boards etc. For more detail on recycling, refer to The Ups and Downs of Gold Recycling, Boston Consulting Group and World Gold Council, March 2015 (www.gold.org/supply-and-demand). Surplus/deficit This is the difference between total supply and gold demand. Partly a statistical residual, this number also captures demand in the OTC market and changes to inventories on commodity exchanges, with an additional contribution from changes to fabrication inventories. Technology This captures all gold used in the fabrication of electronics, dental, medical, decorative and other technological applications, with electronics representing the largest component of this category. It includes gold destined for plating jewellery. Tonne (Metric) 1,000 kg or 32,151 troy oz of fine gold. Total bar and coin investment The total of physical bar demand, official coin demand and demand for medals/imitation coin. Total supply The total of mine production, net producer hedging and recycling. Gold Demand Trends | Second quarter 2015 27

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